

April 7, 2022

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

> **Re: Majestic Ideal Holdings Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted March 17, 2022**
> **CIK No. 0001897532**

Dear Ms. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted March 17, 2022

Cover Page

1. Please clarify the amount of your cash that is in RMB and Hong Kong dollars. Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether your subsidiaries have ever faced difficulties or limitations on their ability to transfer cash between subsidiaries, and whether your subsidiaries have cash management policies that dictate the amount of such funding. Also, disclose whether your subsidiaries have cash management policies/procedures that dictate how funds are transferred. Your disclosure should address the possibility that the PRC could prevent the cash maintained in the PRC or Hong Kong from leaving, or that the PRC could restrict

deployment of the cash into the business or for the payment of dividends. Add similar disclosure to risk factors and to the summary of risk factors.

Risks Relating to Doing Business in China, page 5

2. Please revise the disclosure in the first bullet point to specifically discuss risks arising from the legal system in China, including *risks* and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could result in a material change in your operations and/or the value of the *securities* you are registering for sale.

3. Please revise the disclosure in the second bullet point in this section to clarify that the PRC government may intervene or influence your operations at any time, or *may* exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the *securities you are registering for sale*.

4. Please revise the disclosure in the first sentence of the last bullet point on page 5 to acknowledge any risks that *any actions* by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer *securities* to investors and cause the value of such *securities* to significantly decline or be worthless.

Recent Regulatory Developments in China, page 9

5. We note your disclosure about the revised draft released on July 10, 2021. Please update your disclosures in this section and elsewhere in your filing to reflect that: (1) the Cyberspace Administration of China issued the New Measures for Cybersecurity Review on January 4, 2022; (2) that the New Measures amended the Measures for Cybersecurity Review released on July 10, 2021; and (3) the New Measures came into effect on February 15, 2022. Generally, please ensure that your discussion of PRC laws, rules and regulations is current.

Recent joint statement by the SEC and the PCAOB, page 17

6. We note your disclosure about the Holding Foreign Companies Accountable Act. Please revise the disclosure to clarify that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would *decrease the number of non-inspection years" from three years to two years,* and thus, would reduce the time before your *securities* may be prohibited from trading or delisted. Update your disclosure to reflect that the *Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA*, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China *or* Hong Kong.

<u>In light of recent events indicating greater oversight, page 19</u>

7. Please revise the disclosure in this risk factor to explain how this oversight impacts your business *and your offering*. Regarding the disclosure on page 19 about your belief that you "are neither currently impacted nor covered by the permission and requirements from the CSRC or CAC," please revise to clarify whether you obtained an opinion of counsel regarding required approvals from the CSRC or CAC. If you did obtain an opinion of counsel, please file the consents as exhibits.

<u>Enforceability of Civil Liabilities, page 114</u>

8. We note the disclosure on pages 83-84 about your officers and directors. Please revise the disclosure on page 114 to discuss, if applicable, the extent to which your directors and officers are nationals or residents of the PRC and revise the Risk Factors section to include a separate risk factor to highlight the risk discussed on page 114.

<u>General</u>

9. Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram. Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Virginia Tam